UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(NOVEMBER 10, 2005)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Press Release - Quarter ended September 30, 2005

2.

Financial Statements for the Three and Nine Months ended September 30, 2005

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended September 30, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: NOVEMBER 10, 2005

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports Third Quarter 2005 Financial Results

~ New Channel and Customer Wins Broaden Distribution for MobiSecure Product Suite ~

TORONTO, CANADA: November 10, 2005: Diversinet Corp. (OTCBB: DVNTF), a leading provider of personal authentication and security solutions for the wireless world, today announced its financial results for third quarter of 2005.  During the third quarter of 2005 Diversinet continued its strategic focus on building a distribution network for the mass-market provisioning and management of its MobiSecure™ soft tokens, designed to protect individuals, companies and enterprises from online security threats.

Revenues for the third quarter of 2005 were $258,000, compared to $720,000 in the third quarter of 2004.  Cash used in continuing operations for the third quarter was $650,000, a decrease from the $705,000 used in the third quarter of 2004 and $661,000 in the second quarter of 2005. The net loss for the third quarter of 2005 was $3,323,000, or $0.17 per share, compared to a net loss of $660,000 or $0.05 per share in the third quarter of 2004.  Included in the third quarter net loss are stock-based compensation, depreciation and amortization, goodwill impairment charges and customer asset impairment charges of $2,589,000 ($358,000 in Q3 2004).  In early 2005, Diversinet deemphasized its professional service efforts to focus primarily on its MobiSecure suite of products.  In February 2005 Diversinet sold the assets of DSS, its systems integration provider, and during the third quarter Diversinet wrote off all the remaining goodwill and customer assets for Caradas, its smart card solution division.  With the completion of a $2 million private placement in September, cash and cash equivalents at September 30, 2005 were $2,570,000.

“We are very focused and strategically well positioned to deliver mass-market provisioning of our MobiSecure soft token authenticators onto any mobile phone, PDA or PC and through any network to combat phishing, identity theft, online fraud and identity misrepresentation worldwide.” states Nagy Moustafa, CEO of Diversinet.

Current market and industry trends indicate the need for consumer-based strong authentication adoption is rapidly evolving. Governments globally are mandating strong authentication for online banking to combat fraud such as phishing and identity theft. According to a recent article in the Washington Post, 2.4 million consumers reported losing money directly because of phishing attacks. The U.S. Federal Trade Commission logged 635,000 consumer complaints for fraud and identity theft last year, with 61% for fraud and 39% for identity theft.

Additionally, as a result of the recent Federal Financial Institutions Examination Council (FFIEC) report “Authentication in an Internet Banking Environment”, jointly released with the Federal Deposit Insurance Corporation (FDIC), banks and other financial institutions offering consumers the ability to conduct transactions over the Internet are expected to deploy some form of two-factor authentication to meet these new federal security requirements by the end of 2006. Diversinet’s low-cost, highly scaleable mass-market MobiSecure product offerings will be an attractive solution for broad-based consumer strong authentication deployments.

Diversinet’s unique combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also create a technology platform from which Diversinet can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets. Based on channel partner and customer feedback, a variety of wireless wallet types could be provisioned by Diversinet including: authentication wallets for soft tokens; credential wallets for age verification and identity cards; payment wallets for stored value, credit, and debit card permissions; and loyalty wallets for advertising, rewards and coupon permissions. Diversinet is well positioned to benefit from these emerging opportunities.

Third quarter 2005 channel and customer highlights include:

-

The Company entered into an agreement with SanDisk® Corporation, the world's largest supplier of flash data storage card products, to include MobiSecure on SanDisk's TrustedFlash(TM) Cards. The solution is part of SanDisk's initiative to add to the capabilities of its flash cards beyond storage.

-

The Company entered into an agreement with Gemplus, a world-leading provider of smart card solutions, to integrate Diversinet's MobiSecure OATH-compliant mobile authentication solutions within Gemplus solutions for wireless carriers. The product is slated to launch in early 2006.

-

Magna Entertainment Corp. (MEC), North America's number one owner and operator of horse racetracks, selected MobiSecure to secure MEC customers' mobile betting transactions. MobiSecure will allow MEC to strongly authenticate bettors whether they use cellular, WiFi, Internet or on-track devices. Diversinet's product will also support geo-fencing and age verification, two important issues in the regulation of mobile betting.

The Company’s corporate developments highlights include:

-

The Company completed a $2 million oversubscribed private placement funding, which included new institutional investors. In total, Company insiders purchased 45% of the shares offered. Net proceeds will be used for working capital purposes, commercialization activities and enhanced product development with channel partners and direct customers.

-

The Company introduced a two-factor authentication multi-token wallet for Symbian OS phones.  Diversinet’s MobiSecure Multi-Token Wallet allows consumers to load as many strong authentication credentials as they need into their Symbian OS mobile phones.

-

The Company announced Over-The-Air (OTA) provisioning and lifecycle management services for OATH-compliant soft tokens. MASC offers secure OTA provisioning of multiple credentials with the MobiSecure Multi-Token Wallet; efficient OTA provisioning auto-detect features that determines the user’s device type without requiring any input from the user; enhancements for automated OTA provisioning and end-user life-cycle management; and capabilities to embed specific user information into any MobiSecure soft token at the time of provisioning to significantly enhance its value in consumer applications for age verification, loyalty programs and mobile payments.

Diversinet’s MobiSecure products and services leverage more than two billion mobile devices and PCs as strong authentication tokens. Diversinet’s MobiSecure soft tokens and Mobile Authentication Service Center (MASC) offerings are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows operating system. Additionally, the Company is extending its reach into innovative consumer appliances by supporting SanDisk flash-memory cards and Gemplus SIM card mobile enabled devices.

About Diversinet (OTCBB: DVNTF)

Diversinet is a leading provider of personal authentication and security solutions for the wireless world.  The Company’s software and services protect user identity and provide secure access for new, innovative consumer and business applications using a variety of mobile phones, Personal Digital Assistants (PDAs) and personal computers.  Diversinet’s highly scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services. Diversinet’s technology effectively simplifies what had previously been a very complex set of technical problems in both information security and wireless data communications. MobiSecure is the industry’s first open mobile security platform to support OATH-compliant strong authentication on mobile devices and personal computers. For more information about the initiative for Open AuTHentication (OATH) visit www.openauthentication.org. Connect with Diversinet Corp. at www.diversinet.com.

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The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]
(Unaudited)
	September 30,	December 31,
	2005	2004
		(restated note 3)
	$	$

ASSETS
Current
Cash and cash equivalents	2,569,891	723,498
Short-term investments	-	2,000,000
Accounts receivable	115,630	290,239
Other receivables	50,000	35,700
Prepaid expenses	84,191	187,653
Current assets of discontinued operations (note 3)	-	512,992
Total current assets	2,819,712	3,750,082
Capital assets, net	514,934	593,673
Purchased technology, net	-	125,667
Customer assets, net	-	551,280
Goodwill	-	2,286,932
Total assets	3,334,646	7,307,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable	220,604	147,084
Accrued liabilities	495,323	478,781
Notes payable	-	4,611
Deferred revenue	151,500	165,343
Current liabilities of discontinued operations (note 3)	41,746	676,414
Total current liabilities	909,173	1,472,233

Shareholders’ equity
Share capital	54,346,152	52,445,135
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Share purchase warrants	2,986,543	2,830,929
Contributed surplus	1,878,889	1,265,549
Deficit	(55,265,390)	(49,185,491)
Total shareholders’ equity	2,425,473	5,835,401
Total liabilities and shareholders’ equity	3,334,646	7,307,634

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[in United States dollars]
(Unaudited)
	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
		(restated note 3)		(restated note 3)
	$	$	$	$

REVENUE	258,148	719,578	942,073	2,183,925
Cost of sales	88,722	333,207	550,460	1,159,890
Gross margin	169,426	386,371	391,613	1,024,035

EXPENSES
Research and development	350,782	302,035	931,936	943,986
Sales and marketing	267,406	279,223	936,368	1,057,818
General and administrative	535,784	500,964	1,797,807	1,844,280
Depreciation and amortization	140,214	188,070	491,909	587,940
Goodwill impairment charge (note 2)	1,894,690	-	1,894,690	-
Customer asset impairment charge (note 2)	330,768	-	330,768	-
	3,519,644	1,270,292	6,383,478	4,434,024
Loss before the following	(3,350,218)	(883,921)	(5,991,865)	(3,409,989)
Foreign exchange loss	(27,477)	(25,348)	(8,950)	(1,390)
Interest income	6,804	1,350	19,469	10,580
Loss from continuing operations	(3,370,891)	(907,919)	(5,981,346)	(3,400,799)
Income (loss) from discontinued operations (note 3)	48,216	247,444	(98,553)	50,205
Loss for the period	(3,322,675)	(660,475)	(6,079,899)	(3,350,594)

Deficit, beginning of period	(51,942,715)	(44,358,768)	(49,185,491)	(41,481,762)
Adjustment for change in accounting for stock-based compensation	-	-	-	(186,887)
Loss for the period	(3,322,675)	(660,475)	(6,079,899)	(3,350,594)
Deficit, end of period	(55,265,390)	(45,019,243)	(55,265,390)	(45,019,243)

Loss per share
Basic and diluted loss per share from continuing operations	(0.17)	(0.07)	(0.31)	(0.28)
Basic and diluted loss per share	(0.17)	(0.05)	(0.31)	(0.28)
Weighted average common shares outstanding	19,525,767	12,232,941	19,318,729	12,114,891

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States dollars)
(Unaudited)
	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	$	$	$	$

OPERATING ACTIVITIES
Loss from continuing operations	(3,370,891)	(907,919)	(5,981,346)	(3,400,799)
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	140,214	188,070	491,909	587,940
Goodwill impairment charge (note 2)	1,894,690	-	1,894,690	-
Customer asset impairment charge (note 2)	330,768	-	330,768	-
Stock-based compensation expense	223,355	170,265	804,188	504,805
Changes in non-cash working capital items related to operations:
Accounts receivable and other receivables	75,496	202,690	160,309	93,442
Prepaid expenses	86,860	5,010	123,562	256,934
Accounts payable and accrued liabilities	14,991	(32,790)	90,062	(576,043)
Deferred revenue	(45,000)	(330,656)	(13,843)	(356,349)
Cash used in continuing operations	(649,517)	(705,330)	(2,099,701)	(2,890,070)
Cash provided by (used in) discontinued operations	(2,023)	44,564	177,013	69,948
Cash used in operations	(651,540)	(660,766)	(1,922,688)	(2,820,122)

FINANCING ACTIVITIES
Issue of common shares, common purchase options, warrants for cash	1,896,374	-	1,840,683	1,887,740
Notes payable	-	(8,143)	(4,611)	(14,393)
Cash provided by (used in) financing activities	1,896,374	(8,143)	1,836,072	1,873,347

INVESTING ACTIVITIES
Decrease (increase) in short-term investments	905,932	499,173	2,000,000	793,290
Net addition of capital assets	(27,171)	(15,684)	(66,991)	(22,361)
Cash provided by investing activities	878,761	483,489	1,933,009	770,929

Net increase (decrease) in cash and cash equivalents during the period	2,123,595	(185,420)	1,846,393	(175,846)

Cash and cash equivalents, beginning of the period	446,296	557,108	723,498	547,534

Cash and cash equivalents, end of the period	2,569,891	371,688	2,569,891	371,688

See accompanying notes to interim consolidated financial statements.

DIVERSINET CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Amounts expressed in US dollars)

Three and nine months ended September 30, 2005

Diversinet Corp (the “Company”), an Ontario corporation, develops and markets secured wireless and identity management solutions and professional services for the mobile data eco-system.

1.

Future Operations

These interim financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business.  Certain conditions and events exist that cast doubt on the Company’s ability to continue as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.  The Company believes that the cash and cash equivalents as at September 30, 2005 of $2,569,891 may be insufficient to meet its short-term working capital requirements for the next twelve months.

Continued operations depend upon the Company’s ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate.  These interim financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.

Significant accounting policies

a)

Basis of presentation

In the opinion of management, the unaudited interim consolidated financial statements of the Company have been prepared, on a consistent basis with the December 31, 2004 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 2005 and the statements of loss and deficit and cash flows for the three months and nine months ended September 30, 2005 and September 30, 2004, respectively, in accordance with Canadian generally accepted accounting principles (GAAP).  The disclosures contained in these unaudited financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2004.

b)

Goodwill and customer assets

The Company uses the purchase method of accounting for business combinations.  The Company evaluates all business combinations for intangible assets that must be recognized and reported apart from goodwill.  Goodwill is not amortized and is tested for impairment on at least an annual basis, or when certain triggering events occur.  During the first quarter of 2005 $392,242 relating to the DSS reporting unit was included in the determination of the loss on disposition of discontinued operations.  During the third quarter of 2005, a Caradas customer contract expired and accordingly a goodwill and customer asset impairment analysis was performed for the Caradas reporting unit.  The impairment analysis indicated that the fair values of goodwill and customer assets were nil, and the Company recorded a goodwill write down of $1,894,690, and a customer assets write down of $330,768.

3.

Discontinued operations

In February 2005 the Company’s subsidiary DSS Software Technologies (DSS) completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet is entitled to a five-year annual fee of up to $120,000 per year based on meeting certain gross profit and net profit criteria of the purchaser.  These amounts will be recorded as income from discontinued operations, if and when received.

The results of DSS have been excluded from continuing operations in the statements of operations and deficit for all periods presented.  The following summarises the impact of discontinued operations on the balance sheet and statement of operations and deficit for all periods presented.

Balance sheet			September 30, 2005 $	December 31, 2004 $
Current assets			-	512,992
Current liabilities			41,746	676,414
Net assets (liabilities) of discontinued operations			(41,746)	(163,422)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Income Statement	$	$	$	$
Revenue	-	1,010,614	453,807	3,481,157
Expenses	(48,216)	763,170	456,669	3,430,952
Income (loss) from discontinued operations	48,216	247,444	(2,862)	50,205
Loss on disposition of discontinued operations	-	-	(95,691)	-
Income (loss) from discontinued operations	48,216	247,444	(98,553)	50,205
Income (loss) per share from discontinued operations	0.00	0.02	(0.01)	0.00

The loss on disposition of discontinued operations includes the elimination of the related goodwill of $392,242.

During the third quarter of 2004 the Company settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the elimination of the promissory note payable of $150,000, which was recorded as a reduction of discontinued expenses in the table above.  Additional future cash considerations of $800,000 based on achievement of certain financial targets were also eliminated.

4.

Segmented information

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at September 30, 2005, 100% (61% - 2004) of the capital assets were located in Canada, nil (21% - 2004) were located in the United States and nil (18% - 2004) in Hong Kong.  For the nine month period ending September 30, 2005, three customers contributed 40%, 38% and 13% of the total revenue. For the nine month period ending September 30, 2004, two customers contributed 16% and 54% of the total revenue.

	Three months ended September 30		Nine months ended September 30
Revenue is attributable to geographic location	2005	2004	2005	2004
based on the location of the customer, as follows:	$	$	$	$
United States	118,500	640,589	755,200	1,960,542
Asia	79,000	10,000	126,225	41,858
Canada	60,648	63,989	60,648	71,525
Other	-	5,000	-	110,000
	258,148	719,578	942,073	2,183,925

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Revenue is attributable as follows:	$	$	$	$
Consulting Services	258,148	719,578	942,073	1,855,038
Licensing	-	-	-	328,887
	258,148	719,578	942,073	2,183,925

5.

Share capital

As at September 30, 2005 the following were outstanding:

Number of common shares	24,312,941
Number of warrants	2,340,750
Number of common share options granted and outstanding under the company’s stock option plan	2,456,036

Options outstanding		Warrants outstanding
Range of exercise price	Number outstanding	Range of exercise price	Number outstanding
$0.37 - $0.73	1,857,300	$0.40 - $1.90	1,001,250
$1.50 - $24.06	598,736	$2.00 - $2.60	1,339,500
	2,456,036		2,340,750

On September 26, 2005, we completed a private placement of 5,000,000 common shares for gross proceeds of $2,000,000 and issued 71,250 common share purchase warrants to our placement agent.  The warrants expire on September 26, 2008 and are exercisable at $0.40 per share.  During the quarter the Board approved an incentive plan, based on achievement of certain milestones, for the entire management team and employees consisting of up to $2,000,000 in cash and 2,000,000 nominal value warrants.

6.

Stock based compensation

a)

During the three and nine months ended September 30, 2005 the Company recorded compensation expense of $223,355 and $804,188 related to stock options and warrants granted to employees, directors and other consultants.

b)

There have been 117,500 and 2,372,300 share options granted for the three and nine months ended September 30, 2005.  The weighted average estimated fair value at the date of the grant for options granted for the nine months ended September 30, 2005 was $0.38.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three and nine months ended September 30, 2005 and 2004
Risk-free interest rate	3.09%
Volatility factor of the future expected market price	150%
Weighted average expected life of options	5 years

7.

Transactions with related parties

As part of the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  As well, during 2004 we completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  James Wigdale, Jr., one of our directors, controls Lakefront Partners, LLC.  Currently, Lakefront beneficially owns 3,242,795 common shares and Mr. Wigdale owns 330,000 common shares and 1,400,000 common share purchase warrants, together representing approximately 19.35% of the issued and outstanding common shares of the Company, presuming the exercise of such warrants.

Diversinet’s CEO is a member of the board of directors of the purchaser of the DSS asset agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

When used herein, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company’s future plans of operations, business strategy, operating results and financial position.  All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company’s business and operations, and other such matters are forward-looking statements.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.  The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is at November 10, 2005.

Overview

Please find enclosed the unaudited Consolidated Balance Sheets as at September 30, 2005 and December 31, 2004 and the unaudited Consolidated Statements of Loss and Deficit and the Consolidated Statements of Cash Flows for the three months and nine months ended September 30, 2005 and 2004 and the unaudited Notes to Interim Consolidated Financial Statements for Diversinet Corp.  Readers should also refer to our Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report.  We report our unaudited consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All financial figures are in U.S. dollars unless otherwise noted.

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of personal authentication and security solutions for the wireless world.  Our software and services protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants and personal computers.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.

Diversinet’s MobiSecure soft tokens and MobiSecure Authentication Service Center (MASC) enable financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and PC users worldwide.

The Company’s MobiSecure soft tokens are securely provisioned and managed by MASC and are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.

In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

On September 26, 2005, we completed a private placement of 5,000,000 common shares for gross proceeds of $2,000,000 and issued 71,250 common share purchase warrants to our placement agent.  The warrants expire on September 26, 2008 and are exercisable at $0.40 per share.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.  We will use the net proceeds of that private placement for ongoing sales operations, working capital purposes, to continue our research and development activities and for general corporate purposes.

In February 2005 the Company’s subsidiary, DSS Software Technologies (DSS) completed an asset sale agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet is entitled to a five year annual fee of up to $120,000 per year based on certain gross profit and net profit criteria of the purchaser.  With the sale of DSS, we have included the results of DSS as a single line item (‘discontinued operations’) in the Consolidated Statements of Loss and Deficit on a retroactive basis.

Operating Results

For the three months ended September 30, 2005, we reported revenue of $258,000 compared to revenue of $720,000 for the quarter ended September 30, 2004.  Revenue for the nine months ending September 30, 2005 was $942,000 compared to $2,184,000 for 2004.  During the first nine months of 2005 we recognized nil from licensing compared to $329,000 for the comparable period in 2004.  We recognized $942,000 from consulting services for the first nine months of 2005 compared to $1,855,000 for the nine months ended September 30, 2004.  During the third quarter of 2005 we received notice from one of our customers that they would not be renewing our contract to provide test lab services.  This customer represented $474,000 in revenues over the trailing twelve month period.  In January 2005 Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing outlook of the company.

Cost of sales for the three months ended September 30, 2005 was $89,000 (or gross margin of 66%) compared with $333,000 (or gross margin of 54%) for the quarter ended September 30, 2004.  Cost of sales for the nine months ended September 30, 2005 was $550,000 (or gross margin of 42%) compared with $1,160,000 (or gross margin of 47%) for the nine months ended September 30, 2004.  This represents the direct costs associated with completing the software solutions and consulting services revenue.  The changes in the gross margins for 2005 are due in part to the completion of a project during the second quarter for $180,000, for which we are recognizing the revenue monthly over the next two quarters.  The costs have been expensed as incurred.

Research and development expenses increased to $351,000 in the three months ended September 30, 2005 from $302,000 in the three months ended September 30, 2004.  Research and development expenses decreased to $932,000 in the nine months ended September 30, 2005 from $944,000 in the nine months ended September 30, 2004.  The decrease is in part due to the allocation of certain R&D staff expenses to revenue generating projects.

Sales and marketing expenses were $267,000 in the third quarter of 2005 compared to $279,000 in the third quarter of 2004.  Sales and marketing expenses decreased to $936,000 in the nine months ended September 30, 2005 from $1,058,000 in the nine months ended September 30, 2004, largely due to a reduction in expenditures relating to the elimination of our Hong Kong office.

General and administrative expenses were $536,000 for the third quarter of 2005 compared to $501,000 incurred during the similar period of 2004.  General and administrative expenses were $1,798,000 for the nine months ended September 30, 2005 compared to $1,844,000 incurred during the nine months ended September 30, 2004.  Included in the nine months 2004 expenses are $151,000 relating to the Sunrise Securities compensation expense for investor relations and business development services.  On January 1, 2004, the Company adopted CICA Handbook Section 3870, requiring the Company to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  For the three months ended September 30, 2005 we recorded $223,000 ($170,000 - 2004) for stock-based compensation expense.  For the nine months ended September 30, 2005 we recorded $804,000 ($505,000 - 2004).  During 2005 we reduced our stock option vesting period from three years to two years (which has correspondingly shortened the expense amortization period) and also started to compensate our Directors with stock grants or cash and option grants.  This has increased our compensation expense.

Depreciation and amortization expense in the third quarter of 2005 was $140,000 compared to $188,000 in the third quarter of 2004.  Depreciation and amortization expense for the nine months ended September 30, 2005 decreased to $492,000 from $588,000 in the nine months ended September 30, 2004.  With the sale of the DSS assets in February 2005, we expect to see reduced depreciation and amortization.

During the third quarter of 2005, we received notice from one of our customers stating that they would not be renewing our contract to provide test lab services.  Therefore, with there being no continuing customers from the September 2003 Caradas purchase date and with our evolving protection and trust needs of mobile users, we determined that net customer assets were impaired under the fair value based methodology as prescribed under GAAP.  We have recorded a customer asset impairment charge of $331,000 (nil- 2004).  In consideration of the adverse change noted above, we completed our goodwill impairment testing during the third quarter of 2005.  As Caradas has been unable to attract significant new customers in order to generate positive cash flows, we determined that the fair value of our goodwill exceeded its carrying value by $1,895,000 as at September 30, 2005.  An impairment charge has been recorded in the current period.

We reported a loss from discontinued operations of $99,000 for the nine months ended September 30, 2005 compared to a net income of $50,000 in the prior year’s comparative period.  In February 2005 DSS completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  With the sale of the DSS assets, we have included the results of DSS as a single line item (‘discontinued operations’) in the financial statements.  During the first quarter of 2005, with the sale of DSS’ assets, goodwill from the acquisition of DSS of $392,000 has been included in determining the loss on disposition.

We reported a net loss of $3,323,000 for the three months ended September 30, 2005 compared to a net loss of $660,000 in the prior year’s third quarter.  The net loss for the nine months ended September 30, 2005 was $6,080,000 compared to $3,351,000 for the nine months ended September 30, 2004.  The increased net loss is due in part to the impact of lower revenues and the goodwill impairment charge of $1,895,000 and $331,000 customer asset impairment charged reported in the third quarter of 2005.

Liquidity and Capital Resources

Cash and cash equivalents at September 30, 2005 were $2,570,000 compared with $372,000 at September 30, 2004.  Short term investments, being marketable bonds with a term of less than 90 days that could be converted into cash, at September 30, 2005 were nil compared to $451,000 at September 30, 2004.  The net increase in cash and cash equivalents and short term investments for the third quarter of 2005 was $1,218,000 compared to a decrease of $685,000 for the third quarter of 2004.

The usage for Q3 2005 is mainly due to operating activities, which used cash in an amount of $652,000 ($2,000 used by discontinued operations and $650,000 used in continuing operations).

On September 26, 2005, we completed a private placement of 5,000,000 common shares for gross proceeds of $2,000,000 and issued 71,250 common share purchase warrants to our placement agent.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of three years from September 26, 2005.  During the quarter the Board approved an incentive plan, based on achievement of certain milestones, for the entire management team and employees consisting of up to $2,000,000 in cash and 2,000,000 nominal value warrants.

We believe that our cash and cash equivalents as at September 30, 2005 of $2,570,000 may be insufficient to meet our short-term working capital requirements over the next year.  We plan to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ending September 30, 2005:

	Revenue for the period	Loss from continuing operations	Loss (income) from discontinued operations	Loss for the period	Loss per share from continuing operations	Loss per share
	($000’s)	($000’s)	($000’s)	($000’s)	($)	($)
September 30, 2005	258	3,371	(48)	3,323	0.17	0.17
June 30, 2005	330	1,453	5	1,458	0.08	0.08
March 31, 2005	354	1,068	141	1,299	0.06	0.07
December 31, 2004	419	3,574	592	4,166	0.27	0.31
September 30, 2004	720	908	(247)	660	0.07	0.05
June 30, 2004	611	1,265	82	1,347	0.10	0.11
March 31, 2004	853	1,228	115	1,343	0.10	0.11
December 31, 2003	541	2,289	(25)	2,264	0.21	0.21

The September 30, 2005 quarterly loss is higher than previous quarters largely due to the inclusion of a goodwill impairment change of $1,895,000 and a customer asset impairment charge of $331,000.  The December 31, 2004 quarterly loss is higher than previous quarters largely due to the inclusion of a goodwill impairment charge of $3,025,000 and $145,000 of depreciation and amortization charge relating to the joint venture.  While fourth quarter 2004 revenues were less than fourth quarter 2003, the loss for the period, net of the goodwill impairment charge and joint venture charge of $996,000 is consistent with other recent quarterly losses.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

As part of the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  As well, during 2004 we completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  James Wigdale, Jr., one of our directors, controls Lakefront Partners, LLC.  Currently, Lakefront beneficially owns 3,242,795 common shares and Mr. Wigdale owns 330,000 common shares and 1,400,000 common share purchase warrants, together representing approximately 19.35% of the issued and outstanding common shares of the Company, presuming the exercise of such warrants.

Diversinet’s CEO is a member of the board of directors of the purchaser of the DSS asset agreement.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts, the useful lives of intangible assets, including customer assets and purchased technology, and goodwill impairment.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in the opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

In the first nine months of 2005, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and we plan to conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 2 to our 2004 audited consolidated financial statements.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our F-1 and annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  The projected cash flows for the company are based upon assumptions that include, amongst others, a revenue stream from wireless security and identity management solutions and the success of future external financing initiatives.  Should these projects be delayed then the present working capital would not be sufficient for the company to continue in the normal course of operations.

In recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities.  It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and may be unlikely to be sufficient within fiscal 2006.  We have obtained funding for operations from private placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services for the evolving protection and trust needs of mobile users.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

If our common shares should become ineligible for continued quotation on the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large financial institutions.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As of September 30, 2005, four customers accounted for 20%, 23%, 30% and 27% of our total accounts receivable.  There are no other customers with more than 10% of our total accounts receivable.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During 2005 year to date and fiscal 2004, we incurred a portion of our expenses in U.S. dollars, but we also incurred a portion of our expenses in other currencies including Canadian dollars and Euros.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financing in September 2005, we have a portion of our cash resources in U.S. dollars and in Canadian dollars.  During 2005 year to date and fiscal 2004 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.  After quarter end, in October 2005, one of our wholly owned subsidiaries settled an outstanding suit from October 2002 for $7,500.  The wholly owned subsidiary was being sued in Bankruptcy Court in California by a company alleging the subsidiary received preferential payments.  The plaintiff was seeking to receive $328,000.